BB 3/11

08028871

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SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01--07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transatlantic Securities Company, ~~LTD~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000, Sherbrooke Street, West, suite 2200
(No. and Street)

Montréal	Québec (Canada)	H3A 3R7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Dorey (514) 847-7638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600, rue de la Gauchetière West, suite 1900, Montréal, Québec, Canada H3A 3R7
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31st, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMISSAIRE À L'ASSERMENTATION
NICOLE LEDUC
152 519
TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Signature

President / CEO / CFO
Title

Nicole Leduc
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Transatlantic Securities Company, Limited Partnership

Financial Statements
December 31, 2007

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Independent Auditors' Report

To the Partners of
Transatlantic Securities Company,
Limited Partnership

We have audited the balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2007 and the statements of earnings and comprehensive income, capital and cash flows for the year then ended. These financial statements are the responsibility of Transatlantic Securities Limited's management in its capacity as General Partner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada
February 18, 2008

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

Transatlantic Securities Company, Limited Partnership
Earnings and Comprehensive Income

Year ended December 31, 2007

(In U.S. dollars)

	2007	2006
	$	$
Revenue		
Commissions	**1,737,542**	1,862,802
Revenue on transactions	**50,000**	50,000
	1,787,542	1,912,802
Operating expenses		
Brokerage commissions	**35,869**	62,987
Telecommunications	**63,110**	60,240
Clearing fees	**53,202**	56,998
General brokerage	**66,010**	52,616
Differences on transactions	**15,866**	10,954
	234,057	243,795
Earnings before other expenses (income)	**1,553,485**	1,669,007
Other expenses (income)		
Administrative expenses	**669,392**	701,490
Professional fees	**119,382**	127,641
Exchange loss (gain)	**(194,659)**	194,638
Interest income	**(106,060)**	(101,358)
Distribution and gain on disposal of Stock Exchange membership		(4,687,291)
Lease of Stock Exchange membership		(7,200)
Loss (gain) on disposal of investments and variation of unrealized gain on shares	**162,276**	(927,653)
Miscellaneous income	**(35,000)**	(2,649)
	615,331	(4,702,382)
Net earnings and comprehensive income	**938,154**	6,371,389

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Capital
Year ended December 31, 2007
(In U.S. dollars)

	2007			2006
	General Partner	Limited Partner		
	Transatlantic Securities Limited	Lombard Odier Darier Hentsch (Canada), Limited Partnership	Total	Total
	$	$	$	$
Capital investment	50,000	150,000	200,000	200,000
Current accounts				
Balance, beginning of year	5,000	6,366,389	6,371,389	2,453,955
Drawings	(5,000)	(2,616,389)	(2,621,389)	(2,453,955)
		3,750,000	3,750,000	
Net earnings	5,000	933,154	938,154	6,371,389
Balance, end of year	5,000	4,683,154	4,688,154	6,371,389
Capital, end of year	55,000	4,833,154	4,888,154	6,571,389

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Cash Flows
Year ended December 31, 2007
(In U.S. dollars)

	2007	2006
	$	$
OPERATING ACTIVITIES		
Net earnings	**938,154**	6,371,389
Gain on disposal of Stock Exchange membership		(4,637,892)
Loss (gain) on disposal of investments and variation of unrealized gain on shares	**162,276**	(927,653)
Non-cash item		
Changes in working capital items (Note 4)	**(215,226)**	222,383
Investments and deposits with clearing organizations	**(67,690)**	(63,086)
Cash flows from operating activities	**817,514**	965,141
INVESTING ACTIVITIES		
Disposal of Stock Exchange membership		404,640
Disposal of investments		3,066,288
Cash flows from investing activities	**–**	3,470,928
FINANCING ACTIVITIES		
Drawings and cash flows from financing activities	**(2,621,389)**	(2,453,955)
Net increase (decrease) in cash	**(1,803,875)**	1,982,114
Cash, beginning of year	**3,917,650**	1,935,536
Cash, end of year	**2,113,775**	3,917,650

The accompanying notes are an integral part of the financial statements.

Transatlantic Securities Company, Limited Partnership
Balance Sheet

December 31, 2007
(In U.S. dollars)

	2007	2006
	$	$
ASSETS		
Current assets		
Cash	**2,113,775**	3,917,650
Receivables from clients, without interest	**19,613**	2,020
Receivables from the Limited Partner and a company under common control, without interest	**57,725**	77,488
Other accounts receivable and prepaid expenses (Note 5)	**74,971**	74,675
	2,266,084	4,071,833
Investment in Lombard Odier Darier Hentsch Services Inc., at cost (Note 6 (b))	**2,026,993**	
Investments and deposits with clearing organizations (Note 6)	**735,028**	2,856,607
	5,028,105	6,928,440
LIABILITIES		
Current liabilities		
Payables to brokers, without interest	**33,478**	1,975
Payables to the Limited Partner and a company under common control, without interest	**68,317**	323,237
Other accounts payable and accrued liabilities	**38,156**	31,839
	139,951	357,051
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**4,688,154**	6,371,389
	4,888,154	6,571,389
	5,028,105	6,928,440

The accompanying notes are an integral part of the financial statements.

On behalf of the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner,

Director

Director

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2007
(In U.S. dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Transatlantic Securities Company, Limited Partnership is a limited partnership. The Limited Partnership is engaged in the stock brokerage business in the United States.

2 - ACCOUNTING CHANGES

Basis of presentation

The Limited Partnership decided, for the year beginning January 1, 2007, to switch from Canadian generally accepted accounting principles to the United States of America generally accepted accounting principles as its primary reporting convention. This change was influenced by the Limited Partnership's desire to meet the needs of FINRA by applying accounting rules that are consistent with the regulatory authorities. This modification has no impact on the financial statements for the year ended December 31, 2006.

Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.159, "The Fair Value Option for Financial Assets and Financial Liabilities" (FAS 159). FAS 159 permits reporting entities to choose to remeasure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option may be applied instrument by instrument, is irrevocable and is applied only to entire instruments and not to portions of instruments. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. FAS 159 is effective for fiscal years that begin after November 15, 2007. The Limited Partnership did not elect to early adopt FAS 159. Management is currently evaluating the potential impact, if any, which the adoption of FAS 159 will have on the Limited Partnership's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for the fiscal years beginning after November 15, 2007. The Limited Partnership is currently assessing the impact that FAS 157 will have on the Limited Partnership's consolidated financial statements.

In July 1006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109" (FIN 48), with respect to all income tax positions accounted for under FASB Statement 109, "Accounting for Income Taxes". The interpretation addresses the recognition, measurement, accrual of interest and penalties, balance sheet classification and disclosure of any uncertain tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have any effect on the Limited Partnership's financial statements because the statement of earnings does not include the partners' income taxes.

3 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Limited Partnership may undertake in the future. Actual results may differ from these estimates.

Financial statements

The functional currency of the Limited Partnership is the U.S. dollars. The financial statements are expressed in U.S. dollars to facilitate their comprehension by foreign users. They include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership.

Revenue recognition

The Limited Partnership's principal sources of revenue comprise commissions, income on transactions and interest income. As a general principle, revenue is recognized when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- Services have been rendered;
- Commissions or income on transactions are fixed or determinable;
- Collection is reasonably assured.

Security transactions are recorded in the accounts at the settlement date. Commission income and related expenses for transactions executed for clients but not yet settled are accounted for under the accrual basis of accounting. Interest income is recognized based on the number of days the investment was held during the year.

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into U.S. dollars. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average rate in effect during the year. Gains and losses are included in the earnings for the year.

Fair value of financial instruments

Substantially all brokerage assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value, except for the Limited Partnership's investment in a company under common control for which there is no quoted price for its shares in an active market.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2007
(In U.S. dollars)

3 - ACCOUNTING POLICIES (Continued)

The Limited Partnership calculates the fair value of financial instruments using quoted market prices whenever available.

4 - INFORMATION INCLUDED IN CASH FLOWS

The changes in working capital items are detailed as follows:

	2007	2006
	$	$
Receivables from clients	**(17,593)**	25,679
Receivables from the Limited Partner and a company under common control	**19,763**	(27,488)
Other accounts receivable and prepaid expenses	**(296)**	14,406
Payables to brokers	**31,503**	(24,098)
Payables to the Limited Partner and a company under common control	**(254,920)**	265,554
Other accounts payable and accrued liabilities	**6,317**	(31,670)
	(215,226)	222,383

Cash flows relating to interest on operating activities are detailed as follows:

	2007	2006
	$	$
Interest received	**90,496**	96,555

5 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2007	2006
	$	$
Taxes receivable and other	**28,318**	25,375
Prepaid expenses	**46,653**	49,300
	74,971	74,675

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2007
(In U.S. dollars)

6 - INVESTMENTS AND DEPOSITS WITH CLEARING ORGANIZATIONS

	2007	2006
	$	$
Deposits in cash		
Depository Trust Company	**50,000**	50,000
National Securities Clearing Corporation	**325,000**	310,000
The Canadian Depository for Securities Limited	**139,007**	117,919
	514,007	477,919
Federal government bonds, with a par value of C$200,000, 3.75% (3% in 2006), maturing in June 2008 (June 2007 in 2006), at market value (a)	**202,602**	171,011
Shares		
NYSE Euronext Inc., at market value (b)		2,200,817
NASD, at market value	**14,848**	3,301
Other, at cost	**3,571**	3,559
	735,028	2,856,607

(a) Bonds have been deposited with The Canadian Depository for Securities Limited to secure the execution of security transactions.

(b) On June 5, 2007, the Limited Partnership transferred all its shares of NYSE Euronext Inc. to Lombard Odier Darier Hentsch Services Inc., a company under common control, in exchange of preferred shares valued at $2,026,993, the carrying value at this date, which are redeemable at the issuer's option at the amount of consideration received upon issuance.

7 - BANK LOAN

The Limited Partnership has an authorized bank line of credit for an amount equivalent to C$2,000,000, which can be borrowed in Canadian or its equivalent in U.S. currency at the prime rate of the loan currency. The bank line of credit is renewable annually.

The Limited Partnership can borrow larger amounts of money but needs to make a special request to its financial institution. The securities purchased with these borrowings must be specifically pledged in favour of the bank.

As at December 31, 2007, no amount of the bank line of credit was used.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2007
(In U.S. dollars)

8 - RELATED PARTY TRANSACTIONS

Related parties

The partners of the Limited Partnership are Lombard Odier Darier Hentsch (Canada), Limited Partnership (hereafter "LODH Canada") and Transatlantic Securities Limited which is also a subsidiary of LODH Canada. The Limited Partnership is under the same control as LODH Holding (Canada) Inc., Lombard Odier Darier Hentsch Services Inc., Lombard Odier Darier Hentsch Management (Canada) Inc. and Lombard Odier Darier Hentsch Securities (Canada) Inc. (and LODH 2006 Inc. in 2006).

Transactions during the year

Income arising from transactions with the Lombard Odier Darier Hentsch Group, Geneva, represents 98.7% (91.9% in 2006) of the total revenues and is detailed as follows:

	2007	2006
	$	$
Commissions	1,713,498	1,708,491
Revenue on transactions	50,000	50,000
	1,763,498	1,758,491

In addition, net commission income of $55,712 in 2006 is arising from LODH 2006 Inc., and $2,264 ($892 in 2006) is arising from Lombard Odier Darier Hentsch Securities (Canada) Inc.

Included in administrative expenses are amounts totalling $568,350 ($586,847 in 2006) charged by LODH Canada as the share of the Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $57,271 ($59,153 in 2006). In addition, administrative expenses include an amount of $22,741 ($24,680 in 2006) charged by Lombard Odier Darier Hentsch Services Inc. as the share of the Limited Partnership for data processing costs and management fees totalling $3,411 ($3,702 in 2006). Professional fees in 2006 include an amount of $98,113 charged by a company under common control relating to compliance services.

The Limited Partnership charged to LODH Canada its share of financial information and telecommunication fees in the amount of $41,687 ($49,283 in 2006).

The Limited Partnership incurred professional fees with a law firm, in which one partner is a director of a company under common control, for an amount of $4,559 in 2006.

These transactions were concluded in the normal course of operations and measured at the exchange amount, which is the amount established and accepted by the parties.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2007
(In U.S. dollars)

9 - GUARANTEES

On November 11, 2003, the Limited Partnership granted two hypothecs valued at $1,000,000,000 each to The Canadian Depository for Securities Limited consisting in one movable hypothec with delivery on all securities held in the Limited Partnership's name and one movable hypothec without delivery on all client securities held through the settlement service of The Canadian Depository for Securities Limited in order to reduce the inherent risk related to the organization's settlement service. The Limited Partnership believes that it is unlikely it will have to make material payment under this arrangement and has not recorded any contingent liability in the financial statements.

10 - FINANCIAL RISKS

The Limited Partnership is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Limited Partnership does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Limited Partnership is exposed to are as follows.

Market risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Limited Partnership:

- Currency risk:

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

  The Limited Partnership is exposed to foreign exchange risk due to cash, receivables and payables denominated in Canadian dollars. As at December 31, 2007, assets denominated in Canadian dollars consisting of cash and receivables totalled C$1,416,875 (C$3,621,900 as at December 31, 2006) and payables denominated in Canadian dollars totalled C$87,097 (C$404,207 as at December 31, 2006).

  The Limited Partnership does not enter into arrangements to hedge its foreign exchange risk;

- Credit risk:

  Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements
December 31, 2007
(In U.S. dollars)

10 - FINANCIAL RISKS (Continued)

The Limited Partnership executes and settles vairous client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of securities by the Limited Partnership. These activities may expose the Limited Parternship to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Limited Partership may sustain a loss if it has to purchase or sell the securities underlying the contracts at an unfavourable market price;

– Concentration of credit risk:

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. The Limited Partnership does not expect non-performance by counterparties in the above situation. The most significant credit concentration is with Lombard Odier Darier Hentsch Group, Geneva;

– Equity price risk:

Equity price risk represents the risk that an equity price fluctuates due to unfavorable general movements in the level of the stock market or due to other instruments that derive their value from a particular equity security, a defined basket of equities or an equity index;

– Credit spread risk:

Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affects the value of a financial instrument. Credit spreads represent the credit risk premiums required by bond market participants for a given credit quality, i.e. the additional yield that a debt security issued by an entity must produce over a less risky alternative.

11 - NET CAPITAL REQUIREMENT

The Limited Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its object being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As at December 31, 2007, net capital amounts to $2,092,519.

Raymond Chabot Grant Thornton LLP
Chartered Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner of Transatlantic Securities Company, Limited Partnership

We have audited the accompanying financial statements of Transatlantic Securities Company, Limited Partnership as of and for the year ended December 31, 2007 and have issued our report thereon dated February 18, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Canada
February 18, 2008

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

Transatlantic Securities Company, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
31-déc-07 **Schedule I**

Net capital		
Total ownership equitystockholder's equity		$ 4 888 153
Substract nonallowable assets		
Securities owned not readily marketable	$ 18 418	
Memberships in exchanges	-	
Receivables from affiliates	2 077 456	
Prepaid expenses	46 652	
Other accounts receivables	28 319	
Deposits with clearing organizations	514 008	2 684 853
Deductions and/or charges		
Canadian Cash	84 312	
Insurance	13 300	
Canadian government obligations	12 156	109 768
Haircuts on securities		
U.S. and Canadian government obligations		1 013
Net capital		$ 2 092 519
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	33 478	33 478
Accounts payable and accrued liabilities		99 212
Total aggregate indebtedness		$ 132 690
Minimum net capital		$ 100 000
Excess net capital		$ 1 992 519
Ratio - Aggregate indebtedness to net capital		.06 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no differences between the amounts presented above and the amounts reported in the December 31, 2007 FOCUS report as filed

Transatlantic Securities Company, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
31-Dec-07 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

Raymond Chabot Grant Thornton LLP
Chartered Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of Transatlantic Securities Limited in its capacity as General Partner of Transatlantic Securities Company, Limited Partnership

In planning and performing our audit of the financial statements of Transatlantic Securities Company, Limited Partnership (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, excluding consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

Our study did not include the study and evaluation of the procedures for safeguarding securities that may be received by Transatlantic Securities Company, Limited Partnership as the company does not handle any securities.

Also, as of December 31, 2007, Transatlantic Securities Company, Limited Partnership is exempt from Rule 15C3-3 under paragraph K-2(a) because the company does not carry any margin accounts on behalf of its customers an because it promptly transmits all customer funds an arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 20X7, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Canada
February 18, 2008

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